FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: **Dan Suesskind**, Chief Financial Officer   Teva Pharmaceutical Industries Ltd.   972-2-941-1717

George Barrett,
           Executive V.P. - Global Pharmaceutical Markets   Teva Pharmaceutical Industries Ltd.   (215) 591-3030
           President and CEO   Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations   Teva Pharmaceutical Industries Ltd.   972-3-926-7281
                                                           Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

LONG-TERM STUDY SHOWS COPAXONE® SIGNIFICANTLY SLOWS PROGRESSION OF DISABILITY AND REDUCES RELAPSE RATES IN PATIENTS WITH RELAPSING-REMITTING MULTIPLE SCLEROSIS

Jerusalem, Israel, October 12, 2007 – Data from a 16-year follow-up study of 174 relapsing-remitting multiple sclerosis (RRMS) patients was presented at the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS). The study demonstrates significant clinical benefits on both disability and relapse rates in patients continuously treated with COPAXONE® (glatiramer acetate injection) for an average of 8 years. The majority of patients (84.8 percent) in the ongoing cohort (n=112), who continuously received COPAXONE® showed either unchanged or improved disability scores, as measured by Expanded Disability Status Scale (EDSS). In contrast, more than half of patients (56.2 percent) who discontinued treatment after an average of 3.7 years showed accumulated disability. In addition, 76 percent of patients who remained on COPAXONE® were still walking unaided after an average of 20 years of disease duration.

In addition to improved EDSS scores, patients who continuously received COPAXONE® and were adherent to therapy experienced significantly reduced annualized relapse rates (ARR) compared to baseline (less than one relapse every 4.7 years), with more than half of patients (56.9 percent) remaining relapse-free while on treatment.

"The results of this study demonstrated the sustained positive effects of COPAXONE® on slowing disease activity and accumulation of disability in RRMS patients, and further support the drug's excellent long-term safety profile," said Adriana Carrá, M.D., Department of Neurology, Hospital Británico de Buenos Aires. "The results are consistent with the previously published 10-years long-term data demonstrating the long-term efficacy of COPAXONE® and the drug's beneficial impact on the chronic clinical course of RRMS."

About the Study
The 16-year study, which represents the longest prospective open-label follow up of RRMS patients in Latin America, evaluated the long-term efficacy and safety of COPAXONE® (glatiramer acetate injection) by examining disability progression and relapse rate among patients who received continuous treatment, and comparing the disease course of these

patients to those who withdrew from the study. The observational study, which began in May of 1990, was conducted in eight MS centers in Argentina.

174 treatment naïve RRMS patients were included. Patients were aged between 18-55 years, had experienced two or more relapses in the previous two years and had EDSS disability score below six. Patients with secondary progressive MS and those using immunosuppressant therapies or long-term corticosteroids were excluded. All patients received 20mg dose of COPAXONE® daily by self-injections and had full neurological examinations and EDSS scores determined every six months.

Of the ongoing COPAXONE® treated cohort, 112 patients (64.3 percent) remained in the study for an average of eight years. Of the 62 patients who withdrew from the study (after an average of 3.7 years) 32 (52.5 percent) returned for a single long-term follow up (LTFU) visit.

The clinical features of disability among participants were compared to results from Drs. Weinshenker and Confavreux (Brain 1991, 2006) and an Argentinian natural history cohort of 508 RRMS patients who voluntarily refused treatment or were unable to receive treatment because they had no social security coverage. The data cut-off period for the analysis was in March 2007.

For additional details on the study design and results, please refer to the poster **"The impact of Glatiramer Acetate on progression of disability over a decade of continuous therapy"** A. Carrá, P. Onaha, J. Halfon, V. Sinay R. Bettinelli, M.Burgos, F. Cáceres, J. Correale, E. Cristiano, N. Fernández Liguori, O. Garcea, L. Patrucco, E. Sanpedro, J. Vera, S. Vétere, C. Vrech on behalf of Copaxone Study Group.

About MS
Multiple Sclerosis (MS) is the leading cause of neurological disability in young adults. It is estimated that 400,000 people in the United States are affected by this disease, and that over one million people are affected worldwide. MS is a progressive, demyelinating disease of the central nervous system affecting the brain, spinal cord and optic nerves.

Patients with MS may experience physical symptoms and/or cognitive impairments, including weakness, fatigue, ataxia, physical dysfunction, bladder and bowel problems, sensory effects, and visual impairment. MS also has a significant impact on the sufferers' social functioning and overall quality of life.

About COPAXONE®
Current data suggest COPAXONE® (glatiramer acetate injection) is a selective MHC (Major Histocompatability Complex) class II modulator. COPAXONE® is indicated for the reduction of the frequency of relapses in RRMS. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump or an indentation at the site of injection, weakness, infection, pain, nausea, joint pain, anxiety, and muscle stiffness.

COPAXONE® (glatiramer acetate injection) is now approved in 47 countries worldwide, including the United States, Canada, Mexico, Australia, Israel, and all European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

See additional important information at http://www.copaxone.com/pi/index.html or call 1-800-887-8100 for electronic releases. For hardcopy releases, please see enclosed full prescribing information.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: ___/s/ Dan Suesskind_____
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: October 12 , 2007